

October 24, 2013

Via E-mail
Paul Bundschuh
Chief Executive Officer
Ideal Power Inc.
5004 Bee Creek Road, Suite 600
Spicewood, Texas 78669

Re: Ideal Power Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 11, 2013
File No. 333-190414

Dear Mr. Bundschuh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1. Please remove from the front prospectus cover the designations "Lead Managing Underwriter" and Co-Managing Underwriter." If these designations are appropriate for your prospectus, you may include the designations in another section of your document where you can also explain their significance to investors.

Prospectus Summary, page 1

2. Please expand the disclosure in this section to briefly discuss the patent claim mentioned in the last risk factor on page 13 and the pending changes to your senior officers.

Condensed Financial Statements for the six months ended June 30, 2013

Note 9. Common and Preferred Stock, page F-14

3.   We note your response to prior comment 13 and the continued disclosure on page F-15
        that the valuation of the stock was based on the values associated with securities offerings
        during the periods. Since you did not make any securities offerings during the six months
        ended June 30, 2013, please revise this disclosure to state how the Board of Directors
        determined the fair value of your stock issued for services during that period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

       You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Kevin Friedmann, Esq.